UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September, 2012

Commission File No.: 000-25289

TITAN TRADING ANALYTICS INC.
(Translation of the registrant’s name into English)

675 West Hastings Street, Suite 200, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                                                    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                                                    No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K

Exhibit 99.1	Interim Financial Statement as at July 31, 2012
Exhibit 99.2	Interim MD&A as at July 31, 2012
Exhibit 99.3	CEO Certificate of Interim Filings
Exhibit 99.4	CFO Certificate of Interim Filings
Exhibit 99.5	Closing of Private placement of Convertible Debentures.
Exhibit 99.6	Intent to proceed with private placement

TITAN TRADING ANALYTICS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.

Date: February 25, 2013	/s/ Kenneth Powell
Kenneth Powell, Interim CEO, CFO

Exhibit Index

Exhibit 99.1	Interim Financial Statement as at July 31, 2012
Exhibit 99.2	Interim MD&A as at July 31, 2012
Exhibit 99.3	CEO Certificate of Interim Filings
Exhibit 99.4	CFO Certificate of Interim Filings
Exhibit 99.5	Closing of Private placement of Convertible Debentures.
Exhibit 99.6	Intent to proceed with private placement